UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of March 2015

Commission File Number: 1-15256

OI S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua General Polidoro, No. 99, 5th floor/part – Botafogo

22280-001 Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F: ☒   Form 40-F: ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes: ☐   No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes: ☐   No: ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐   No: ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Rio de Janeiro, March 9, 2015.

BM&FBOVESPA S.A. – Securities, Commodities and Futures Exchange

Corporate Oversight Superintendence

CC:	Brazilian Securities and Exchange Commission

Fernando Soares Vieira - Corporate Relations Superintendence

Waldir de Jesus Nobre - Market and Intermediary Relations Superintendence

Ref.: Official Letter 0523/2015-SAE

Dear Sirs,

Oi S.A. (hereinafter “Oi” or the “Company”) hereby presents the following clarifications in response to the Official Letter 0523/2015-SAE, transcribed below (the “Official Letter”):

“We request, by March 9, 2015, clarifications as well as other information considered important regarding the article published by the newspaper Valor Econômico, on March 6, 2015, under the title “Oi’s New Shareholder” (“Novo socio na Oi”).

The content of the above request shall be supplied before the Company’s reply document.

We inform you that this request is within the framework of the Cooperation Agreement signed by the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários – CVM) and the BM&FBOVESPA on December 13, 2011, and that non-compliance may result in a punitive fine imposed by the Corporate Relations Superintendence of the CVM, subject to the terms of CVM Instruction No. 452/07.”

To this end, the Company states that it regularly evaluates various opportunities, proposals, and economic alternatives which could contribute to the overall improvement of its operations and/or governance or to the investments necessary to implement its strategic plans and the development of its business. As of this date, there has not been a decision or negotiations by the Company regarding a new majority shareholder, or the acquisition of ownership of Portugal Telecom, SGPS, S.A.’s equity interest in Oi.

Oi reaffirms its commitment to keep its shareholders and the market informed of any material events related to its business.

Respecting our obligations in relation to this Official Letter, we remain at your disposal for any further clarifications as they become necessary.

Sincerely,

Bayard De Paoli Gontijo

Chief Executive Office, Chief Financial Officer and Investor Relations Officer.

Oi S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 9, 2015

OI S.A.

By:	/s/ Bayard De Paoli Gontijo

Name: Bayard De Paoli Gontijo Title: Chief Financial Officer